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                             July 22, 2022

       Huisen Wang
       Chief Executive Officer
       Huadi International Group Co., Ltd.
       No. 1688 Tianzhong Street, Longwan District
       Wenzhou, Zhejiang Province
       People   s Republic of China 325025

                                                        Re: Huadi International
Group Co., Ltd.
                                                            Registration
Statement on Form F-3
                                                            Filed on June 28,
2022
                                                            File No. 333-265882

       Dear Mr. Wang:

              We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Form F-3 filed June 28, 2022

       Cover Page

   1. On your cover page, clearly disclose how you will refer to the holding company and subsidiaries when
providing the disclosure throughout the document so that it is clear to investors which entity
the disclosure is referencing and which subsidiaries or entities are conducting the business
operations. Throughout your prospectus, refrain from using terms
                                                        such as    we    or
our    when describing activities or functions of a PRC-based subsidiary.
                                                        For example, disclose,
if true, that your subsidiaries conduct operations in China and that the holding company
does not conduct operations. Disclose clearly the entity (including the domicile) in which
investors are purchasing an interest.
 Huisen Wang
Huadi International Group Co., Ltd.
July 22, 2022
Page 2
2. On your cover page, provide a description of how cash is transferred through your organization and disclose your intentions to distribute earnings or settle amounts owed under your agreements. State whether any transfers, dividends, or distributions have been made to date between the holding company, its subsidiaries, or to investors, and quantify the amounts where applicable.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

      You may contact Bradley Ecker at (202) 551-4985 or Asia Timmons-Pierce at
(202) 551-
3754 with any questions.



FirstName LastNameHuisen Wang                                 Sincerely,
Comapany NameHuadi International Group Co., Ltd.
                                                              Division of
Corporation Finance
July 22, 2022 Page 2                                          Office of
Manufacturing
FirstName LastName